**Exhibit 23**

Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form S-4 (File No. 333-57042) of Pepco Holdings, Inc. of our report dated February 8, 2002 relating to the financial statements and financial statement schedules of Conectiv, which appears in Conectiv's Annual Report on Form 10-K for the year ended December 31, 2001, which is incorporated by reference in this Current Report on Form 8-K dated August 12, 2002.


PRICEWATERHOUSECOOPERS, LLP
Philadelphia, PA
August 12, 2002